UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-40805

VersaBank

(Exact name of registrant as specified in its charter)

140 Fullarton Street, Suite 2002

London, Ontario N6A 5P2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

On December 9, 2024, VersaBank issued a press release regarding fourth quarter and year end 2024 results and a press release regarding dividends. Copies of the press releases, as well as executed Form 52-109F1 certificates of annual filings by VersaBank’s CEO and CFO, are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4.

The information in this Form 6-K (including the exhibits) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: December 9, 2024	By:	/s/ Brent T. Hodge
		Name:	Brent T. Hodge
		Title:	SVP, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 9, 2024 titled “VersaBank Fourth Quarter and Fiscal 2024 Results Continue to Demonstrate Strength of Business Model as Bank Launches Proven RPP Solution in US Market”
99.2	Press Release dated December 9, 2024 titled “VersaBank Declares Dividends”
99.3	VersaBank – Form 52-109F1 Certification of Annual Filings by CEO (pursuant to Canadian regulations)
99.4	VersaBank – Form 52-109F1 Certification of Annual Filings by CFO (pursuant to Canadian regulations)